UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 17, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON SEPTEMBER 17th, 2024

DATE, TIME AND PLACE: September 17th, 2024, at 11.10 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting.

AGENDA: (1) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (2) Presentation on the main agreements of the Marketing and Technology areas for the year 2024; (3) Presentation of the independent audit work plan and methodology for monitoring SOx Controls; (4) Presentation on the Company’s Internal Audit work plan; (5) Presentation on the main issues in the existing whistleblowing channels and the status of the main occurrences.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on item (1) of the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

Messrs. Gustavo Baptista Alves, representative of the Tax Services area, and Victor de Almeida Pinto F. de Mendonça, representative of the Tax Strategy area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) the distribution of profits in the amount of R$300,000,000.00 (three hundred million reais) at R$ 0.123945910 (zero, point, one, two, three, nine, four, five, nine, one, zero cents) of gross value per share; (ii) payment will be made until October 23rd, 2024, without the application of any monetary restatement index; (iii) shall be considered the date of September 23rd, 2024, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

September 17th, 2024

Additionally, the members of the CF were informed about the decision notices from the Brazilian Federal Revenue Service regarding the use of credits resulting from the exclusion of ICMS from the calculation base of PIS and COFINS.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

(2) Presentation on the main agreements of the Marketing and Technology areas for the year 2024.

In response to the request made by the CF, Messrs. Fabio Avellar, Chief Revenue Officer; Marco Di Costanzo, Chief Financial Officer; and Auana Mattar, Chief Information Officer, presented, respectively, a list of Marketing and Technology agreements from the respective areas, executed by the Company, whose amounts involve an amount higher than R$50,000,000.00 (fifth million Reais), according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(4) Presentation on the Company’s Internal Audit work plan.

Mr. Luca Fadda, Officer of the Internal Audit area of the Company, with the support of Messrs. Paolo Chirizzi, representative of the Enterprise & Supply Chain Audit area, and Rodrigo Morais, representative of the Technical Audit area, presented the Internal Audit Annual Plan ("Plan") for 2024, emphasizing the main assumptions and foundations used in the preparation of said plan, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

September 17th, 2024

(5) Presentation on the main issues in the existing whistleblowing channels and the status of the main occurrences.

Mr. Luca Fadda, Officer of the Internal Audit area of the Company, with the support of Mrs. Cintia Baksa, representative of the Planning, Forensic & Special Audit Projects area, presented an overview of the Company's Whistleblower Channel, informing the reports received and closed until August 31st, 2024, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CLOSING: It should be noted that item (3) of the Agenda will be duly evaluated by the Fiscal Council in due course at its next meetings. With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 17th, 2024.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$300,000,000.00 (three hundred million reais) at R$0.123945910 (zero, point, one, two, three, nine, four, five, nine, one, zero cents) of gross value per share, for payment to be made until October 23rd, 2024, without the application of any monetary restatement index, considering the date of September 23rd, 2024, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, September 17th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 17, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer